ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
NYSE Amex Code: OBT
FOR IMMEDIATE RELEASE: 01 December 2011

ORBITAL’S CUSTOMER FORD WINS BEST CAR AWARD FOR ECOLPI FALCON

PERTH, AUSTRALIA – 01 December 2011 –Orbital’s key customer Ford Australia has been awarded “Best Large Car Under $60,000” at the Australia’s Best Cars awards for their new Ford Falcon EcoLPi.  The awards are presented each year by peak motoring body the Australian Automobile Association (AAA) in conjunction with the seven major state and territory motorists' clubs.

Orbital is a key supplier to the new Award Winning Falcon EcoLPi vehicle which was launched at the Melbourne Motorshow earlier this year.

Orbital is the principal supplier of fuel system components for the Falcon EcoLPi from its assembly facility in Sydney.

The Falcon EcoLPi 4.0 litre 6-cylinder engine has a liquid phase LPG injection system which Ford Australia describes as a “major step forward from the venturi-style vapour system used on the previous E-Gas Falcons.”

Chief judge Mark Borlace said the victory was significant because it had tackled a number of key concerns facing consumers in the market – especially in the large car market. "First of all, LPG is considerably cheaper than regular petrol, which makes the EcoLPi cheaper to run," said Mark Borlace, chief judge for Australia's Best Cars.

"On top of that, LPG burns a lot cleaner than petrol or diesel, which means that the Falcon EcoLPi emits just 203 grams of CO2 per kilometre, compared with 236 in the regular petrol-fuelled Falcon.

CEO and Managing Director of Orbital, Terry Stinson, said the EcoLPi project was the company’s first automotive project to enter series production.  “The launch of Falcon EcoLPi and its recognition by the AAA provide us with confidence that our focus on engine and fuel systems for alternative fuels is a move in the right direction. We hope that the AAA recognition will result in increased sales of the Falcon EcoLPi and will help to raise motorist’s awareness of the cost and environmental benefits of using LPG” he said.

“Working with Ford Australia, we’ve proven Orbital’s innovation capability and our ability to deliver world-class automotive engineering projects that meet or exceed customer targets in terms of performance, economy and environmental friendliness.  We have also proven that we can take an automotive project to production.  This is a great example of Australian Innovation ”

Mr Stinson thanked Ford Australia for the opportunity to take part in this ground-breaking project.  “This was a great project.  Ford Australia had clear targets for EcoLPi and in turn developed some very innovative solutions.  The Ford Australia team delivered on those targets and the result is a winner”

Orbital also sells a growing range of aftermarket LPG fuel systems which use similar Liquid LPG injection technology as the Falcon EcoLPi.  Mr Stinson added “We believe that the Best Car recognition for the Falcon EcoLPI will also have spin off benefits for our aftermarket business”.

ENDS

CONTACTS	Terry Stinson CEO Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the NYSE AMEX (OBT).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.